EXHIBIT 12

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,

EARNINGS	2001	2000	1999	1998	1997

Income (loss) from Continuing Operations before Income Taxes	$(273.0)	$58.8	$300.1	$930.4	$703.0

Add:

Amortization of previously capitalized interest	9.8	9.7	11.0	10.7	11.0

Minority interest in net income of consolidated subsidiaries with fixed charges	26.7	45.6	42.9	33.6	45.1

Proportionate share of fixed charges of investees accounted for by the equity method	3.1	5.7	5.5	4.8	6.5

Proportionate share of net loss of investees accounted for by the equity method	44.6	28.4	0.3	—	0.1

Total additions	$84.2	$89.4	$59.7	$49.1	$62.7

Deduct:

Capitalized interest	$6.4	$12.0	$11.8	$6.6	$6.2

Minority interest in net loss of consolidated subsidiaries	19.5	8.3	4.2	2.9	3.6

Undistributed proportionate share of net income of investees accounted for by the equity method	1.1	4.3	2.2	--	--

Total deductions	$27.0	$24.6	$18.2	$9.5	$9.8

TOTAL EARNINGS	$(215.8)	$123.6	$341.6	$970.0	$755.9

FIXED CHARGES

Interest expense	$292.4	$282.6	$179.4	$147.8	$119.5

Capitalized interest	6.4	12.0	11.8	6.6	6.2

Amortization of debt discount, premium or expense	7.1	1.5	0.7	1.2	0.1

Interest portion of rental expense	73.6	73.5	62.1	57.7	63.0

Proportionate share of fixed charges of investees accounted for by the equity method	3.1	5.7	5.5	4.8	6.5

TOTAL FIXED CHARGES	$382.6	$375.3	$259.5	$218.1	$195.3

TOTAL EARNINGS BEFORE FIXED CHARGES	$166.8	$498.9	$601.1	$1,188.1	$951.2

RATIO OF EARNINGS TO FIXED CHARGES	*	1.33	2.32	5.45	4.87

*	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $215.8 million

X-12-1